









INVEST IN **RINDEV**

Trailblazing the Electric Outdoor Experience

rindev.com Denver CO

Technology | Retail | Hardware | Adventure | B2C

LEAD INVESTOR

William Mcleish

• I have been a passionate enthusiast and participant in both on-road and off-road motorsports for over 50 years. Because of its dynamic and competitive nature, the motorsports industry attracts energetic and highly motivated individuals who aren't afraid to innovate, push down barriers, and stretch technologies to their limits. The team at RINDEV is emblematic of this mindset. They are set to upend the off-road UTV market as we know it with their game changing, high end, high performance electric off-road vehicles. Their direct-to-consumer product delivery and streamlined manufacturing will further disrupt the industry, delivering a faster, more responsive customer experience to off-road enthusiasts. By bringing a high-quality electric vehicle to the off-road market, RINDEV stands on the threshold of changing the public perception of off-road vehicles. The noisy, oil-belching vehicles of the past will be replaced by sleek, quiet, eco-friendly machines worthy of access to any trail system the world over. For the off-road industry this is a game changing moment. RINDEV is set to usher in this new age of off-road experience and I'm excited to be involved in this new challenge.

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. 🌎Expanding access to the outdoors
2. 🗺️The longest range side by sides on the market
3. 🛡️The most luxurious and durable recreational vehicles
4. 🔧We support the right to repair & customize without voiding your factory warranty
5. 🥇Partnered with major industry leading brands
6. 💪Our team has 100 years of experience
7. 🔥The UTV market is growing 8% annually with the electric UTV market growing twice that speed
8. 🌴Successfully taking reservation deposits

Our Team

Ari Kronish Founder

Our Team

Ari Kronish Founder

Motorsports enthusiast from birth, Serial Entrepreneur, studied Automotive Technology and Mechanical Engineering. Strong ability to find well known, professional, and highly knowledgeable partners.

Our goal at RINDEV, is to supply you with an off-road vehicle that is superior in performance with a minimal impact on the environment. Our team has a combined passion for the outdoors, the environment, and off-road vehicles. We strive to provide reliable, high quality off-road vehicles.



Steve Jennes Chief Designer

Over 30 years of experience as an Automotive Designer and CAD modeler with a successful track record of concept and production product and industrial design.



Sean Heberling Chief Financial Officer Consultant

Sean has over 20 years of experience in finance management. After a career in hedge funds, he worked with over a dozen early-stage companies and focuses specifically on fundraising, strategy, and financial projections.



Whitney Johnson Chief Communications Officer

Lifelong outdoor enthusiast and a graduate of Michigan Technological University with a degree in Scientific and Technical Communication.



Matthew Krause Lead Mechanical Engineer

Motorsport and outdoor enthusiast, and graduate of Michigan Technological University with a degree in Mechanical Engineering Technologies

The Heart of the American Off-Road Adventure Starts with American Engineering and Manufacturing



In a time where the shift to electric has permeated almost every other market, from semi-trucks to lawn mowers, there has been a severe gap in the one market that revolves around exploring the lesser-known corners of our country: **Outdoor Powersports**.

There are over 700,000 side by side off-road vehicles being sold per year in the United States and over 6 million in total use with the vast majority being powered by an internal combustion engine (ICE). Rapidly accelerating emission restrictions are driving a "Great Replacement" of the legacy ICE deployed in these vehicles. RINDEV's solution proposes a high-torque and high-horsepower electric drivetrain, coupled with luxurious styling that demonstrates to customers that neither performance nor quality need to be sacrificed. RINDEV is here to provide the best experience while protecting our environment and preserving the sport of off-roading.





TODAY'S POWERSPORT **CHALLENGES**

With the ubiquitous use of ICE powered side by sides, the nation has seen a record number of trail closures attributable to everything from noise levels to pollution concerns. Current models are prone to mechanical failure resulting in oil and gas leaks, further polluting our environment. With the recreational market consuming 37B gallons of gasoline and producing over 357M tons of carbon emissions each year, the need to transition to a quieter, cleaner vehicle is at an all-time high.

WHY **RINDEV** IS THE SOLUTION

RINDEV is not just another electric vehicle startup. We are completely changing the market from the process of building our vehicles all the way to end of life recycling. We aim to be available for our customers throughout the life of the vehicle.

We are able to tackle these challenges thanks to our team and work environment. We enable our team members to be as innovative as possible and have a hand in every part of the process. It is our goal to give our employees the opportunity to apply their expertise, learn new things, and take advantage of the research and development process. This has enabled us to completely reengineer and design our side by side while increasing manufacturing efficiency and decreasing our impact on the environment.



RINDEV is redesigning every component, from the frame to the heart (the vehicle computer). Innovative battery technology and precision riding control are all game-changers and will give both new and experienced riders full confidence to buckle in and ride all day.

With this shift in the industry comes a shift in who these vehicles are geared towards. RINDEV wants to open the market by offering a vehicle that speaks to everyone. From racing and rock crawling to loading up your mountain bikes and camping gear, the Unity has you covered.

We started with focus groups and the powersports community, meeting with as many potential customers as possible. We have done the research, asked questions, and designed RINDEV to be what the customer wants.

Starting with our website, we will be incorporating a vehicle builder where the vehicle can be customized and viewed as it is configured to the purchaser's preferences. From delivery day onward, the RINDEV team will be available to assist our customers with any modifications or repair processes. We encourage and support our customers to work on their own vehicles without having to worry about voiding the warranty. Monitoring these changes will help us to better design future vehicles to address common desires and needs.

Come the end of the vehicle's life, RINDEV will recycle as many components as

possible, including the battery.





EXPERIENCE IS EVERYTHING

Gone are the days of stock sitting unsold on the lot, losing value and increasing overhead. Instead, our machines will be built to order efficiently and accurately.

To complement our streamlined sales and service model, we aim to deliver the best user experience possible with our vehicles. With the lowest center of gravity of any side by side on the market, Unity will go where other vehicles cannot, and with removable windows and doors, you can choose between the enclosed luxury of a climate-controlled interior or the open air, mud and all.

There is normally a tremendous amount of demand on side by sides in terms of performance, range, and durability. The battery pack we are installing into our vehicles is the largest in the off-road market, allowing users to go the distance, worry free. The Unity has been designed to withstand these demands and will be transformative not only for this particular market, but for the overall shift to renewable practices.

INTUITIVE USA MANUFACTURING PROCESS ENABLES 7 DAYS FROM VEHICLE ORDER TO SHIPMENT



We have designed the Unity to be easily manufactured and simply repaired. We are utilizing a skateboard platform that contains our battery, motors, and steering equipment, giving Unity unparalleled modularity as compared to traditional vehicles. Our modular design will enable quick assembly and less

traditional vehicles. Our modular design will enable quick assembly and less inventory.

1,000 TRAIL CHARGING STATIONS BY 2030



Forward-looking projections cannot be guaranteed

3 TIMES THE POWER



With instant torque and instant power, the customer will have the ability to ascend steep mountains, and the motors will recharge the batteries on the way back down. The 507-horsepower motor is unparalleled, allowing Unity to tackle the most challenging terrains. The versatility of the Unity sets it apart from the competition.

1/5TH YEARLY MAINTENANCE COST



Electric vehicles require significantly less maintenance than traditional gas engines. Modern electric engines have an inherently longer lifespan and erase the need for oil changes and clutch replacements. This allows for very little required service and a significant reduction in annual cost of ownership.

RIGHT TO REPAIR & CUSTOMIZE

RINDEV wants to support customers from purchase date to end of life. We believe in the right to repair and the right to customize one's vehicle. If a customer desires to repair their own vehicle, RINDEV will provide direct support and access to OEM parts. With the built-in diagnostic system and 3D service manual, owners will be able to quickly diagnose any problems and order

parts directly from us. We will provide both online and phone support if any help is needed. If an owner customizes their vehicle, we will continue to honor the entirety of the factory warranty.

Our mission is to expand access to the outdoors, and provide the best customer experience possible. If your vehicle is out of commission due to a warranty issue or factory recall for more than seven days, we will provide a rental free of charge. It is our goal to get our customers back out on the trails.

REDUCING THE RISK OF FIRE



RINDEV vehicles will sport the newest innovative solid state battery technology. Using these new batteries, RINDEV can optimize the best use of weight by increasing its energy density capabilities. This gives Unity the best performing battery in hot and cold temperatures. With the safest battery technology, owners will not have to worry about fires from punctures or water submersion.

We are driven by enabling more people to explore, enjoy, and care for our planet.

CONSISTENT REDUCED TRAVEL COST


Dollar per Gallon Equivalent Price
4
3
2
1
0
2010
2012
2014
2016
2018
2020
Year
Gas
Electricity

A TEAM WITH 100 YEARS OF EXPERIENCE

Founder & CEO Ari Kronish has been in the motorsports/powersports industry most of his life. He grew up in South Florida taking advantage of racing cars and water sports. This passion landed him as co-founder of Platinum Racing. Ari studied Automotive Technology and Mechanical Engineering at Michigan Technological University. He has a deep understanding of the vehicle technology and the market, giving RINDEV a unique advantage. With Ari's entrepreneurial skills, his leadership will bring the powersports market a fresh set of eyes and hands.

Chief Designer Steve Jennes has been designing vehicles since 1991. He has led many design teams, both overseas and domestic, resulting in his designs occupying all corners of the globe. From directly aiding in a startup's ability to

reach a successful IPO, to working for some of the largest automotive companies in the world, Steve brings unmatched experience and talent that has taken decades to refine.

We have a dynamic founding team with nearly 100 years of combined experience in the automotive and powersport industry, assembled alongside legal and operational advisors. It is composed of seasoned professionals and newcomers to the industry, giving us valuable perspectives and insight not only on the vehicle we are building, but who we partner with, how we market our product, and how we run our day-to-day operations.

We aim to fill the void for outdoor enthusiasts who want to see a shift in the recreational market, specifically in the sustainability and performance aspects. Our experience with the production of our first powersports vehicle will help guide us to advance our future projects.

RINDEV is located at the heart of recreational sports: Denver, Colorado. This has enabled the team to develop relationships with environmental organizations to ensure practices remain sustainable as the company scales. Colorado also has become a center for a growing engineering and manufacturing workforce.

$151 BILLION MARKET AND GROWING

Last year the UTV market generated $11B on over 700,000 new units. In addition, it is growing at a rate of 8% annually, with the electric UTV market growing at twice that rate. This market is expected to reach $13B by 2023. By expanding our product line to the rest of the recreational market, we will be addressing a $151B market by 2036.



THE RINDEV BUILD TIMELINE

Our team puts their heart and soul into each vehicle we build. With such a diverse team, we plan to build many different types of vehicles, positioning ourselves at a strategic point and enabling us to build a brand that can compete as one of the top players in this industry. We are using innovative techniques that enable us to deliver products superior to any other manufacturer. This will expand our market share by appealing to a broad audience.




Jet Ski™
2026
Dirtbike
2030
Fishing Boat
2034

Forward-looking projections cannot be guaranteed

We plan to deliver the Unity in 2024. After successful deliveries and feedback from our customers, we will begin expanding our design and production to develop other electric recreational vehicles.

NEXT STEPS

With the money raised, we will continue to expand the RINDEV team and begin the build of Unity test units. These prototypes will allow us to modify the design and engineering necessary to produce the ultimate electric side by side and enable us to more quickly establish a manufacturing facility to start production.